Exhibit 6.4

CANCER EARLY DETECTION ALGORITHM

DEVELOPMENT COLLABORATION AGREEMENT

THIS DEVELOPMENT COLLABORATION AGREEMENT (this “Agreement”) having an effective date of February 26, 2016 (“Effective Date”), is entered into by and between National Foundation for Cancer Research, Inc., 4600 East West Highway, Suite 525, Bethesda, Maryland 20814 (“NFCR”) and 20/20 GenesyStems, Inc., 9430 Key West Avenue, Rockville, MD 20850 (“20/20”).

WHEREAS, 20/20 is a privately held, biotechnology corporation engaged in the research, development and commercialization of diagnostic tests that aid in the fight against cancer, especially lung cancer, and other bio-detection products; and,

WHEREAS, NFCR is a tax-exempt, Internal Revenue Code (“Code”) section 501(c)(3) nonprofit corporation dedicated to finding a cure for cancer via financial support for cancer research, treatment of cancer and public education in regard to the prevention, early diagnosis and improved treatments of cancer; and promotes and facilitates collaboration among scientists, cancer centers, companies, etc., including collaboration among scientists, cancer centers and companies located in the United States and the Peoples Republic of China (“PRC”); and,

WHEREAS, 20/20 has developed a test, known as PAULAs test, which utilizes a proprietary algorithm that measures multiple tumor antigens and autoantibodies used in the early detection of lung cancer; and,

WHEREAS, many hospitals and other health centers in the PRC routinely conduct blood tests for lung and other cancers which typically measure four (4) - six (6) tumor antigens and which usually include the three (3) antigens that are measured as part of PAULAs test (“Blood Test Data”); and,

WHEREAS, no algorithm of the type developed by 20/20 is used in the PRC to analyze biomarkers or to compare them to a reference set; no standard or algorithm is made available to physicians in the PRC; and no entity has endeavored to collect and analyze the data available from such tests to assist physicians in the PRC in interpreting the test results, leaving each physician to interpret the test results and evaluate patient symptoms without providing meaningful clinical benefits to lung cancer patients; and,

WHEREAS, 20/20 wishes to create a clinically useful, cloud accessible algorithm (“Algorithm”) that would be used to assist physicians in the PRC in interpreting the test results, to support refinements to 20/20’s PAULAs test in the United States and to introduce diagnostic test kits for novel biomarkers, including, without limitation, autoantibodies, in the PRC in 2016 and 2017 to provide a better early detection tool for lung cancer; and,

WHEREAS, NFCR wishes to facilitate clinical testing collaborations in regard to the development of the Algorithm and to serve as a liaison between 20/20’s clinical/regulatory director/ and research and development personnel and hospitals located in the PRC that currently run blood tests for early cancer screening using a technical approach that is similar to but is believed to be inferior to PAULAs test, including, but not limited to, the Tianjin Cancer Institute (“Clinical Testing Collaborations”); and,

WHEREAS, 20/20 wishes to engage NFCR to facilitate the Clinical Testing Collaborations and NFCR wishes to facilitate the Clinical Testing Collaborations pursuant to the terms and conditions set forth herein; and,

WHEREAS, 20/20 is reviewing several different financing alternatives, including an initial public offering (“IPO”) under the new Regulation A, a private placement and joint venture or other strategic alliance with a strategic partner.

NOW, THEREFORE, in consideration of the foregoing premises, the covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties hereto, the Parties agree as follows:

1. Clinical Testing Collaborations.

NFCR agrees to use commercially reasonable efforts to facilitate the Clinical Testing Collaborations and 20/20 agrees that its participation in the Clinical Testing Collaborations will be confined solely to development of the Algorithm. Future collaborations related to the diagnostic test kits will be negotiated and set forth in a separate agreement.

2. Reports.

20/20 will provide interim reports in a mutually agreed-upon format to NFCR with respect to the progress of and its participation in the Clinical Testing Collaborations and the progress 20/20 is making in developing the Algorithm, together with a final report of the results of the Clinical Testing Collaborations (the “Reports”) by the end of the project.

3. Compensation/Payment to NFCR.

A. Upon execution of this Agreement by the parties hereto, 20/20 shall issue to NFCR a total of Nineteen Thousand, One Hundred Fifty Seven (19,157) shares of 20/20 Common Stock.

B. Upon 20/20’s receipt of Blood Test Data from the first one thousand (1,000) patients located in the PRC from NFCR or a group in PRC working actively with NFCR (“Pilot Cohort”) and as of the date 20/20 certifies to NFCR that 20/20 has received Blood Test Data from the one thousandth patient (“First Certification Date”), 20/20 shall issue to NFCR Nineteen Thousand, One Hundred Fifty Seven (19,157) shares of 20/20 Common Stock.

C. After 20/20 has received and analyzed the data from the Pilot Cohort and has concluded that said data is complete and clinically useful, 20/20 shall notify NFCR in writing that it will seek additional data from substantially more patients that is comparable to the Pilot Cohort. Upon 20/20’s receipt of Blood Test Data from a total of fifteen thousand (15,000) patients located in the PRC (including the Pilot Cohort) from NFCR or a group in PRC working actively with NFCR (“Complete Cohort”), 20/20 shall issue to NFCR on or promptly (and, in any event, within ten (10) days) after the date that 20/20 certifies to NFCR that 20/20 has received Blood Test Data from the fifteen thousandth patient (“Second Certification Date”), a total of Thirty Eight Thousand, Three Hundred Fifteen (38,315) shares of 20/20 Common Stock. From time-to-time 20/20 may notify NFCR if the data it is receiving from the Complete Cohort is deficient with respect to 20/20’s commercial, scientific, or regulatory goals in PRC in which case NFCR, or a group in the PRC with which it is working, shall cure said deficiency before additional data is collected.

D. Following receipt of the Complete Cohort and the issuance of shares as required by Section 3(C), for five (5) years following such receipt and issuance, 20/20 shall pay to NFCR two percent (2%) of the gross sales revenues 20/20 derives from the sale, licensing and all other dispositions of the Algorithm. Such payments shall be paid to NFCR quarterly. 20/20 shall provide an accounting with each such payment to NFCR and 20/20 shall maintain its books and records in accord with generally accepted accounting principles, consistently applied.

E. Upon providing reasonable, advance notice to 20/20, NFCR shall have the right to inspect the books and records of 20/20 and all “back-up” documents, whether they are maintained by 20/20 or by third parties, e.g., accountants, related to: 1) the computation of the payments to NFCR pursuant to section 3D of this Agreement; and 2) the number of patients from whom Blood Test Data has been received in regard to the First Certification Date and the Second Certification Date which trigger the distribution of additional shares of 20/20 stock to NFCR pursuant to sections 3B and 3C of this Agreement. 20/20 shall keep its books and records for at least two (2) years after expiration of this Agreement.

4. Proprietary Rights; Inventions

A. All right, title, and interest to the Algorithm resulting from the Clinical Testing Collaborations conducted under this Agreement, including results, reports, conclusions, discoveries, inventions, software, know-how and the like, whether patentable or not (the “Results”) shall be the property of 20/20.

B. 20/20 shall have the unrestricted right to utilize freely all such Results in whatever manner it desires.

C. Neither 20/20 nor NFCR transfers to the other by operation of this Agreement any patent right, copyright right, or other intellectual property or other proprietary right of any party, except as described in this Agreement.

D. If 20/20 shall develop from the Blood Data it receives in connection with the Clinical Testing Collaboration conducted under this Agreement, one or more algorithms, in addition to the Algorithm, in regard to the early detection of other cancers or for purposes other than providing risk assessments for lung cancers, then 20/20 agrees to negotiate in good faith with NFCR in regard to consummating an agreement concerning compensation due NFCR in addition to the compensation set forth in paragraph 3 above. The foregoing notwithstanding, nothing herein shall restrict 20/20 for using Blood Data for algorithms to cancers other than lung.

5. Representations and Warranties.

A. 20/20 represents and warrants to NFCR that:

1. All shares of stock that 20/20 distributes to NFCR pursuant to this Agreement are and will be duly authorized, validly issued, fully paid and nonassessable; are and were, and as of the date they are distributed to NFCR, will have been offered, issued, sold and delivered in compliance with all applicable state and federal laws concerning the issuance of securities; and will be of the same class of shares which will be sold to the public in connection with the contemplated IPO.

2. There are no outstanding rights, subscriptions, calls, options, warrants, preemptive rights, conversion rights, or any other agreements granted or issued by or binding upon 20/20 for the purchase or acquisition (contingent or otherwise) from 20/20 of the shares of stock to be distributed to NFCR pursuant to this Agreement. Except as applicable to the 20/20’s Series A Preferred Stock or Series A-1 Preferred Stock or in connection with any stock option or equity incentive plan or agreement adopted by 20/20, 20/20 is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any security convertible into or exchangeable for any shares of its capital stock. No holder of capital stock or any other security of 20/20 or any other person or entity is entitled to any preemptive right, right of first refusal or similar right as a result of the issuance/distribution of the shares of stock to be distributed to NFCR pursuant to this Agreement. Except as set forth in the Certificate of Designations of the Series A Preferred Stock of 20/20 or as specified in the other agreements entered into with the initial holders of the Series A Preferred Stock and Series A-1 Preferred Stock, as amended, there is no voting trust, agreement or arrangement among any of the beneficial holders of the capital stock of 20/20 which would affect the exercise of voting rights of the shares of stock to be distributed to NFCR pursuant to this Agreement.

3. No consent, approval, order or authorization of, or registration, qualification, declaration or filing with, or notice to any federal, state or local governmental or public authority or agency on the part of 20/20 is or was required for 20/20’s valid execution, delivery or performance of this Agreement or the offer, sale, distribution or issuance of the shares of stock to be distributed to NFCR pursuant to this Agreement. The offer, sale, and issuance of the shares of stock to be distributed to NFCR pursuant to this Agreement are exempt from the registration requirements of any federal securities laws or applicable state securities unless otherwise set forth herein.

4. It has all requisite power and authority to enter into this Agreement, to distribute the shares of stock to NFCR pursuant to this Agreement, and to carry out and perform its obligations under the term of this Agreement. The terms and conditions of this Agreement are not inconsistent with any other contractual arrangements or obligations of 20/20.

5. As of the date of this Agreement 20/20 is authorized to issue a total of 30,000,000 shares of capital stock, including 25,000,000 shares of common stock and 5,000,000 shares of preferred stock of which 4,564,294 shares of Common Stock are issued and outstanding, 1,303,000 shares of preferred stock are designated as Series A Preferred Stock of which 818,684 shares are issued and outstanding and of which 651,456 are designated as Series A-1 Preferred Stock all of which shares are issued and outstanding.

B. NFCR represents and warrants to 20/20 that:

1. It is a tax-exempt organization described in Code section 501(c)(3).

2. It has all requisite power and authority to enter into this Agreement and to carry out and perform its obligations under the terms of this Agreement. The terms and conditions of this Agreement are not inconsistent with any other contractual arrangements or obligations of NFCR.

C. 20/20 UNDERSTANDS AND ACKNOWLEDGES THAT ANY BLOOD TEST DATA AND ANY OTHER DATA OR INFORMATION OR TEST RESULTS, ETC. IT RECEIVES FROM ANY HOSPITAL OR OTHER ENTITY IN CONNECTION WITH THE CLINICAL TESTING COLLABORATIONS ARE AND WILL BE SUPPLIED TO 20/20 “AS IS” WITHOUT ANY WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. 20/20 ACKNOWLEDGES THAT NFCR HAS DISCLAIMED ALL SUCH WARRANTIES.

6. Confidential Information/Non-Compete

A. During the term of this Agreement, and for a period of three (3) years after termination of this Agreement, neither party to this Agreement shall disclose or use for any purpose except as provided herein, any confidential or proprietary information of the other party, including, but not limited to, any and all trade secrets, know-how, privileged records or data, both technical and non-technical, or patient identifying information disclosed to NFCR by 20/20 or vice versa under this Agreement (“Confidential Information”). The recipient of any such Confidential Information shall disclose Confidential Information of the other party only to those of its employees or agents who have a need to know such information to assist the recipient in fulfilling its obligations under this Agreement. The recipient of Confidential Information shall not, either for its benefit, or for the benefit of any third party, make, use, sell, distribute, promote or in any other way commercially compete with the other party.

B. The obligation of non-disclosure and non-use shall not apply with respect to any portion of the Confidential Information that:

1. is or later becomes generally available to the public by use, publication or the like, through no fault of either party;

2. is obtained from a third party without restriction who had the legal right to disclose the same to either party;

3. is already possessed by either party, as evidenced by either party’s written records predating receipt thereof from the other party;

4. is independently developed by either party without the use or benefit of Confidential Information belonging to the other party as evidenced by either party’s written records; or

5. is required to be disclosed by any law, rule, regulation, subpoena, order, decree, or decision or other process of law, provided that, in any such event, the party being required to disclose such Confidential Information provides to the other party prior written notice and a reasonable opportunity to seek a protective order and the party being required to disclose such Confidential Information shall furnish only that portion of the Confidential Information that its counsel advises is required to be disclosed by law.

7. Reimbursement of Travel Expenses.

20/20 agrees to reimburse NFCR for any and all travel, accommodation and related expenses that NFCR shall incur in connection with this Agreement, provided such payment of expenses is pre-approved in writing by 20/20, which pre-approval shall not be unreasonably withheld if it totals no more than an average of $3,000 per calendar quarter. All such pre-approved travel expense reimbursement requests shall be paid within fifteen (15) days of 20/20’s receipt and approval of such request.

8. Publicity.

NFCR and 20/20 shall obtain prior written consent from the other before using the name, symbols or marks of the other in any form of publicity in connection with this Agreement.

9. Indemnification.

A. 20/20 shall indemnify, defend and hold NFCR harmless from any demands, claims, and costs of judgment or liability arising out of or in connection with 20/20’s (i) improper use or disposal of the Blood Test Data; (ii) improper use of any other information or materials it shall receive in connection with the Clinical Testing Collaborations and development of the Algorithm; or (iii) any breach of this Agreement by 20/20.

B. NFCR agrees to indemnify, defend, and hold 20/20 harmless from any demands, claims, and costs of judgment or liability arising out of or in connection with NFCR’s breach of this Agreement.

10. Term.

A. The term of this Agreement shall be for a period of one (1) year from the Effective Date of execution of this Agreement, unless extended by written agreement between the parties.

B. Sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, and 18 shall survive the termination of this Agreement for any reason.

11. Amendments.

This Agreement may not be released, discharged, amended or modified in any manner except by an instrument in writing signed by duly authorized officers of 20/20 and NFCR.

12. Severability.

The invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of any other term or provision hereof.

13. Assignment.

No one party shall assign, or transfer any of its rights or obligations under this Agreement to any third party without the prior written consent of the other party.

14. Independent Contractor.

The relationship created by this Agreement shall be that of independent contractor and neither party shall have the authority to bind or act as agent for the other or its employees for any purpose whatsoever.

15. Waiver/No Ambiguity.

A. No waiver of any term, provision or condition of this Agreement whether by conduct or otherwise in any one or more instances shall be deemed to be or construed as a further or continuing waiver of the same term, provision or condition, or of any other term, provision or condition of this Agreement.

B. This Agreement is deemed to have been drafted by and for both parties. The effects of any ambiguity herein shall be borne equally by them.

16. Choice of Law.

This Agreement shall be construed and the legal relations between the parties shall be determined in accordance with the laws of the State of Maryland.

17. Arbitration.

The Parties agree that if a dispute shall arise between them, in any manner, concerning this Agreement, the Parties shall attempt to resolve the dispute in good faith over the next ten (10) business days following delivery of notice of the dispute. If the dispute cannot be resolved during such period, the Parties shall submit the matter to binding arbitration pursuant to the rules of arbitration of the American Arbitration Association (one arbitrator) for commercial arbitration. The arbitration shall occur in Washington, D.C. The decision of the arbitrator shall be final and binding upon the parties.

18. Notices.

Any notices required or permitted hereunder shall be sent by registered or certified mail to the address of each party set forth in the introductory paragraph of this Agreement or any other address as any party shall specify in writing and shall be deemed received three (3) days after the date of mailing.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Agreement as of the date first written above.

20/20 GENESYSTEMS, INC.		NATIONAL FOUNDATION FOR
CANCER RESEARCH, INC.

By:	/s/ Jonathan Cohen	By:	/s/ Franklin Salisbury, Jr.
Name:	Jonathan Cohen	Name:	Franklin Salisbury, Jr.
Title:	President & CEO	Title:	Chief Executive Officer